DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05002157

January 21, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/21/2005

Re: The Boeing Company
Incoming letter dated December 21, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Boeing by Terry and Leisa Grogan. We also have received a letter from the proponents dated December 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Terry and Leisa Grogan
14568 Crossway Ct.
Chesterfield, MO 63017

12927



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
Smorgan@perkinscoie.com

December 21, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Matching Employee Charitable Contributions to the Boy Scouts of America Submitted by Terry and Leisa Grogan for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On October 12, 2004, Boeing received a proposed shareholder resolution and supporting statement from Terry and Leisa Grogan (the "***Proponents***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting. On October 22, 2004, the Company sent a letter to the Proponents, notifying them that their proposal exceeded the 500-word limit for shareholder proposals, pursuant to Securities and Exchange Commission (the "***Commission***") Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended. On October 29, 2004, the Proponents submitted a revised shareholder resolution and supporting statement (together, the "***Proposal***").

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the

Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

We are also simultaneously forwarding a copy of this letter, with copies of all enclosures, to Terry and Leisa Grogan as notice to the Proponents of the Company's intention to exclude the Proposal from the proxy materials.

The Proposal

The Proposal relates to the Company's charitable contributions to a specific charity and states:

> *RESOLVED: that the Board of Directors direct The Boeing Co. "Gift Matching Program" to include the Boy Scouts of America (BSA) among its "Eligible Organizations" beginning in 01 June 2005; and, that this resolution shall remain in force until such time as it may be revoked (or modified) by a majority vote on some future Shareholder Proposal.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal from the 2005 Proxy Statement and form of proxy for the following reasons:

1. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

2. The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is improper under state law.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) states that a company may omit from its proxy materials a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In its 1998 release amending the shareholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See Exchange Act Release No. 34-40018* (May 21, 1998), at 11. As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.* The Company believes that decisions about the recipients of matching charitable contributions are the type of decisions that fit precisely within the scope of the Company's ordinary business operations under the Commission's second rationale.

The Proposal if adopted would require the Company to include a particular charitable organization, the Boy Scouts of America, as an eligible recipient in its matching gift program. Opening the list of charities eligible for the Company's gift-matching program to the shareholder proposal process could potentially result in dozens of shareholder proposals on this topic every year because many shareholders have favorite charities that are not on the list. We believe that this ordinary business process should not be micromanaged by shareholders, but that these operations should remain within the authority of the Company's Global Citizenship Office, which oversees all of the Company's charitable programs.

The Company's matching gift program recognizes and encourages employees to take an active role in their communities by matching employees' financial contributions to eligible organizations. The Global Citizenship Office has determined that these organizations shall include accredited public and private K-12 schools, accredited public and private higher education institutions, as well as arts and cultural organizations, and shall not include health and human services ("***HHS***") organizations, which is the category for the Boy Scouts of America. This is a policy decision made by the Global Citizenship Office based on the Company's overall philanthropic goals and the resources available for the matching gift program, and because HHS organizations are supported significantly through employee contributions to the Company's Employee Community Funds (pooled employee charitable giving funds) as well as through the Company's corporate contributions to such organizations, including the Boy Scouts of America.

The Staff has consistently taken the position that a company's designation of specific recipients of its charitable contributions comprises part of that company's ordinary business operations, and has concurred in exclusion of shareholder proposals dealing with the selection of recipients and type of corporate charitable contributions under Rule 14a-8(i)(7). The Staff's interpretation applies regardless of whether the proposal suggests starting or stopping contributions to a particular organization or type of organization. *See, e.g., Federal Agricultural Mortgage Corp.* (Mar. 31, 2003) (Staff concurring in the exclusion of a proposal requesting that the company make an annual gift of $100,000 to the Washington D.C. public school system because the proposal related to the company's ordinary business operations); *The Procter & Gamble Co.* (Feb. 4, 2003) (Staff concurring in the exclusion of a proposal requesting that the company make a contribution to a charitable organization promoting a change in currency standards because the proposal related to the company's ordinary business operations); *Intel Corp.* (Jan. 23, 2003) (same); *Johnson & Johnson* (Jan. 15, 2003) (same); *General Electric Co.* (Jan. 15, 2003) (same); *Eli Lilly and Co.* (Dec. 26, 2002) (same); *Bank of America Corp.* (Jan. 24, 2003) (concurring in the exclusion of a proposal requesting that the company refrain from making charitable contributions to organizations that support abortion because the proposal related to the company's ordinary business operations); *T. Rowe Price Group, Inc.* (Dec. 27, 2002) (concurring in the exclusion of a proposal requesting that the company not make charitable contributions to National Public Radio because the proposal related to the company's ordinary business operations); *SBC Communications Inc.* (Dec. 26, 2002) (same); *Morgan Stanley* (Dec. 23, 2002) (same); *Lucent Technologies Inc.* (Nov. 18, 2002) (same).

Boeing is situated similarly to companies cited above that received no-action relief from proposals requesting that the companies make donations to specific charitable organizations. We believe that Boeing may exclude the Proposal under Rule 14a-8(i)(7) because the Proposal seeks to micromanage the Company's ordinary business operations by requiring the Board of Directors (the "***Board***") to direct the Company to add a specific charitable organization to the list of organizations eligible for a matching donation by the Company.

We note that the Staff has denied exclusion of shareholder proposals relating to charitable donations where the proposals requested that the companies implement or terminate charitable donations programs generally. The Staff has stated that in such circumstances the proposal does not relate to a company's ordinary business. *See Bank of America Corp.* (Mar. 8, 2004) (Staff refusing to concur in exclusion of a shareholder proposal requesting that the company refrain from making charitable contributions); *Wyeth* (Jan. 23, 2004) (same); *Loews Corp.* (Jan. 19, 2004) (same); *Johnson & Johnson* (Jan. 13, 2004) (same); *Microsoft Corp.* (Aug. 11, 2003) (same); *AT&T Corp.* (Feb. 17, 2000) (Staff refusing to concur in exclusion of a proposal requesting the creation of a stockholder matching gift program). These proposals are distinguishable from the Proposal because they deal with the implementation or termination of a charitable donation program generally. The Proposal asks for a specific organization, the Boy Scouts of America, to be added to the list of organizations eligible for a gift matching. The Proposal does not deal with the implementation or termination of a matching program or other charitable donation program, but rather with the day-to-day operations of the Company's matching gift program, which is an ordinary business matter.

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because it directly relates to the Company's ordinary business operations.

2. The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is improper under state law.

Rule 14a-8(i)(1) states that a registrant may omit a shareholder proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

Boeing is a Delaware company. In the absence of a specific provision giving the power directly to the share owners, a Delaware company's business and affairs are managed under the direction of the board of directors. *See* Delaware General Corporation Law ("***DGCL***") Section 141(a). No provision of the DGCL confers such power on shareholders directly and neither does any provision in the Company's Articles of Incorporation or By-Laws .

The Proposal requires that the Board "direct The Boeing Co. 'Gift Matching Program' to include the Boy Scouts of America (BSA) among its 'Eligible Organizations' beginning on 01 June 2005." The language of the Proposal is mandatory not precatory, and therefore the Proposal is excludable under Rule 14a-8(i)(1) because it seeks to usurp the discretion of the Board in violation of Delaware law. Significantly, section G of *Staff Legal Bulletin No. 14* states:

> *When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).*

Moreover, the Staff has consistently concurred that binding proposals are excludable unless amended by the proponent to make them precatory. *See, e.g., The Boeing Co.* (Feb. 8, 2001) (concurring in exclusion of a mandatory proposal requiring a shareholder vote on audit committee nominees unless the proposal was recast as a recommendation or request); *General Electric Co.* (Jan. 27, 2004) (concurring in exclusion of a mandatory proposal requiring the board of directors to vote for a cessation of executive option and bonus programs unless the proposal was recast as a recommendation or request); *Phelps Dodge Corp.* (Jan. 7, 2004) (concurring in exclusion of a mandatory proposal requiring the company to cease making charitable contributions unless the proposal was recast as a recommendation or request); *PG&E Corp.* (Feb. 18, 2003) (concurring in exclusion of a mandatory proposal requiring board to issue a report on the emission of certain gases created by the company's operations unless the proposal was recast as a recommendation or request).

The Proposal is written in language which, if approved by shareholders, would be binding on the Board. The Company believes that it may omit the Proposal from its

2005 Proxy Materials pursuant to Rule 14a-8(i)(1) unless the Proponents revise their Proposal to make it precatory.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: Terry and Leisa Grogan
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

[03000-0200/SB043380.281]

Shareholder Resolution:

EXHIBIT A

Resolved: that the Board of Directors direct The Boeing Co. "Gift Matching Program" to include the Boy Scouts of America (BSA) among its "Eligible Organizations" beginning on 01 June 2005; and, that this resolution shall remain in force until such time as it may be revoked (or modified) by a majority vote on some future Shareholder Proposal.

Proponent's Supporting Statement

The Boy Scouts of America has been our nation's foremost youth program of character development and values-based leadership training, since its establishment in 1910. The BSA is a non-profit organization whose Mission Statement is:

The mission of the Boy Scouts of America is to prepare young people to make ethical and moral choices over their lifetimes by instilling in them the values of the ***Scout Oath:***

On my honor I will do my best
To do my duty to God and my country
and to obey the Scout Law;
To help other people at all times;
To keep myself physically strong,
mentally awake, and morally straight.

and ***Scout Law:***

A Scout is:

Trustworthy	*Obedient*
Loyal	*Cheerful*
Helpful	*Thrifty*
Friendly	*Brave*
Courteous	*Clean*
Kind	*Reverent*

Every US President has served as Honorary-Chairman of the BSA beginning in 1910 with William Howard Taft. Teddy Roosevelt, who served as BSA Vice-President and Chief-Scout Citizen, enthusiastically cited the movement as "...one for efficiency and patriotism."

URL:http://www.sossi.org/scouters/roosevelt.htm

The value of the BSA was also recognized by the 64th United States Congress, which granted it a Congressional Charter in 1916.

The faith of Congress was quickly rewarded by the BSA's outstanding performance on the Home-Front during WWI, as recognized in President Woodrow Wilson's Proclamation of May 1919:

"The Boy Scout Movement should not only be preserved, but strengthened. It deserves the support of all public-spirited citizens....."

"I hope that all who can will enlist....and give all possible financial assistance to this worthy organization of American boyhood. Anything that is done to increase the effectiveness of the Boy Scouts of America will be a genuine contribution to the welfare of the Nation."

URL:http://www.sossi.org/revenue/warbonds.htm

This tradition of national service has continued, through WWII, to today, as documented by 214,475,151 hours of Community Service that were performed over the four-year period 1997-2000, and the 2,150,000+ food items collected during the "2003 Annual Scouting for Food Program" in the St. Louis area alone.

The Congressional Charter has remained continuously in effect to this very day - having been contested only once, in the year 2000, when during the 106th Congress a proposed Bill to repeal the BSA Charter was overwhelmingly defeated 12-362 !

The virtues of scouting have been well illustrated by Norman Rockwell, who surprised the BSA by doing 52 of their annual calendar paintings at no charge!

URL:http://home.pcmagic.net/ogdenj/scout/nrhome.htm

Despite being staffed primarily by volunteers, the BSA does require financial support to maintain its facilities and to run its many programs.

All we are asking is that this great movement be given equal footing with other organizations currently on the List of Eligible Organizations for Matching Gifts:

Performing arts companies,
Arts, cultural centers,
Zoos, aquariums, botanical gardens,
Public radio / television stations.

URL:http://forms.boeing.com/docs/sea/pub/AcrobatUsers/D0/6000/D060004065.pdf

The BSA is an outstanding organization, and an asset to our country worthy of our financial support. Please vote **FOR** this proposal.

"A boy is the only known substance from which a man can be made. It is better to build boys, than to repair men."

December 27, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Matching Employee Charitable Contributions to the Boy Scouts of America Submitted by Terry and Leisa Grogan for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are the "Proponents" of the subject shareholder resolution and authors of the supporting statement referred to in J. Sue Morgan's "Perkins Coie" letter of 21 December 2004.

We hereby request that the staff of the Division of Corporate Finance (the "Staff") confirm that it will recommend enforcement action to the Commission. We have read the Boeing Company's arguments requesting permission to exclude our proposal from their 2005 Proxy Statement:

" 1. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's **ordinary business operations**.

2. The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is **improper under state law**."

We would please like to offer our own arguments, in response, for your careful consideration:

"Ordinary Business" -

According to the Boeing Company Letter, "Ordinary Business Operations" are defined in your Exchange Act Release No. 34-40018 (dtd 21 may 1998) as being "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Leisa & I agree that this definition is totally fair and accurate. What we do not agree with, is that our proposal would fall within this category of "Ordinary Business Operations", as defined above. The idea that adding the Boy Scouts of America to the List of Eligible Organizations for Matching Gifts, would somehow have any impact on management's ability to run The Boeing Company on a day-to-day basis is simply ridiculous. This is essentially a one-time decision, with no impact on the day-to-day running of the business - whatsoever.

The Boeing Company's second rationale for our shareholder proposal being "Ordinary Business Operations", is their claim that we "seek(s) to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment".

The decision to include the Boy Scouts of America to the List of Eligible Organizations for matching Gifts is simply not too complex for the average shareholder to make an informed judgment. The vast majority of people have sufficient knowledge of the Boys Scouts of America to make an informed decision, as to whether or not they are worthy of inclusion on the List of Eligible Organizations for Matching Gifts. There is also a wealth of information readily available from local libraries, the world-wide-web, and first-hand testimonials from neighbors, friends & family who are, or have been, members themselves. We would further argue that being an Eagle Scout is actually something of an "American Icon", with the medal itself being, perhaps, the most easily recognized award in the Untied States. And the desire to list "Eagle Scout" on one's Job Resume is just one more common recognition of the public's knowledge of the Scouting Program and what it represents.

The Boeing Company's third argument for our shareholder proposal being "Ordinary Business Operations" is their claim that it "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Well, the first thing Leisa & I would point out is that this is not a "complex policy" involving "intricate detail". On the contrary, we contend that it is an extremely simple shareholder proposal, which entails the simple action of adding the Boy Scouts of America to The Boeing Company's List of Eligible Organizations for Matching Gifts.

The Boeing Company's final argument for excluding our shareholder proposal is a subjective, and rather vague, argument to the effect that they believe that approval of our shareholder proposal will somehow "result in dozens of share-holder proposals on this topic every year because many shareholders have favorite charities that are not on the list".

Leisa & I contend that this is nothing more than sheer speculation on the part of The Boeing Company. We would further contend that, even if it were true, that it would not necessarily be a bad thing for the shareholders themselves to choose which organizations best represent the values and priorities of The Boeing Company. Nevertheless, if The Boeing Company, or the "Staff", were to prefer that we modify our shareholder proposal to be an entire "class" or "category" of non-profit organizations, as cited on the Boeing Matching Gift Application Form, then Leisa & I would gladly consider modifying our share-holder proposal to comprise all Congressionally Chartered American Scouting Organizations (i.e., to include the Girl Scouts of America). While open-minded on this subject, Leisa & I still contend that an organization, such as the Boy Scouts of America, which is chartered by the United States Congress and whose Honorary President since it's formation in 1910 has been the acting President of the United States, should be worthy of individual consideration on it's own merits.

The Boeing Company's paragraph describing it's Employee Community Fund has no bearing on our shareholder proposal, in as much as that fund has nothing whatsoever to do with Matching Gifts, which is the subject of our shareholder proposal. If anything, this paragraph serves only to point out that the List of Eligible Organizations for Matching Gifts is determined solely be the company's Global Citizenship Office, without any input from the shareholders themselves!

The Boeing Company Lawyers provide a listing of proposals which have been classified as "Ordinary Business Operations" by the "Staff". These included:

- Federal Agricultural Mortgage Corporation (Mar 31, 20030
- Procter & Gamble Company (Feb 4, 2003)

etc.

Leisa & I contend that these proposals differ from our own, in that they seem to mandate specific gifts or charitable contributions, as opposed to our own shareholder proposal which involves only the potential of specific gifts through the Matching Gifts Program. In other words, our proposal need not necessarily result in even one penny being donated, unless the employees themselves first give of their own personal funds. Our proposal simply does not deal with specific gifts, or specific amounts, in any way.

The Boeing Company's last paragraph under their argument for exclusion as "Ordinary Business Operations" is helpful in that it lists several shareholder proposal for which the "Staff" has denied exclusion (e.g., Microsoft Corporation - Aug 11, 2003, AT&T Corporation Feb 17, 2000, etc.).

Leisa & I believe our shareholder proposal is most closely aligned to these proposals. In other words, while we believe that our shareholder proposal does not fall neatly into either category (i.e., proposals designating specific gifts or denying specific gifts, as opposed to shareholder proposals which request the creation of a Matching Gift Program), we do believe that our proposal aligns most closely with the second set of proposals which appear to argue for the creation and setting up of a Matching Gifts Program. We say this because our proposal does not designate or deny any specific gifts or charitable contributions. What it does do is to define which organizations will be eligible for gifts, and this is an essential part of the process of creating, or setting up, any Matching Gifts Program. If the shareholders have the right to decide on the creation of a Matching Gifts Program, then they would certainly seem to have the right to decide which organizations populate it's List of Eligible Organizations. For without this right, what would keep a company from creating a mere paper Matching Gifts Program without any real organizations actually being on their List of Eligible Organizations?

"Improper under state law" -

The Boeing Company Lawyers claim that "The language of the Proposal is mandatory not precatory, and therefore the Proposal is excludable under Rule 14a-8(i)(1) because it seeks to usurp the discretion of the Board in violation of Delaware law."

Leisa & I have no intention / desire to violate any laws, and are willing to modify our proposal to read "request" instead of "direct", along with any other modifications as may be deemed necessary to make it a legal precatory proposal.

Other considerations -

Leisa & I believe that it is also important to note that our proposal is really one to re-instate the Boy Scouts of America (BSA) to the Boeing List of Eligible Organizations for Matching Gifts. We say this because the Boy Scouts of America were actually on the Boeing list for at least one or two years during the mid-to-late 1990's! They had also been on the list for McDonnell-Douglas Corp. for many more years prior to its merger with Boeing. The issue of why the BSA was dropped from the list being a matter of some conjecture.

Nevertheless, the timing of the BSA's being dropped may be of interest, since it seems to coincide with the socio-political controversies surrounding the BSA during this period, which are a matter of public record and open to all. In this regard, we feel that it is also important to point out that the positions of the Boy Scouts of America have been upheld by both the U.S. Supreme Court, with their decision in favor of the BSA, and the United States Congress which first upheld the BSA's Congressional Charter by a resounding vote of 12 - 362 and then added them to another Bill to specifically ensure their access to all facilities & institutions which accept Federal Funding. Plus, just this month the Secretary of Defense (Donald Rumsfeld) publicly stated on the "O'Reilly Factor" that he "supported the Boy Scouts" and that he himself was an Eagle Scout as a youth, and a Distinguished Eagle as an adult. And each of the United States Military Academies (West Point, Annapolis, and the Air Force Academy) regularly send out congratulatory letters to the nation's Eagle Scouts. The U.S. Army even provides the site for the BSA's National Jamboree, which is held every four years. The point being that the national institutions of the Untied States find no fault with the Boy Scouts of America that would justify dropping them from the List of Eligible Organizations for Matching Gifts. Quite the contrary, they have all publicly announced their support for the BSA. And when one considers that the U.S. Government is probably Boeing single biggest customer, it would seem logical that the owners of the Boeing Company (i.e., the shareholders) should also be entitled to make known their position on this issue which has risen to become a subject of national debate.



Terry Grogan
14568 Crossway Ct.
Chesterfield, Mo. 63017



Leisa Grogan
14568 Crossway Ct.
Chesterfield, Mo. 63017

Enclosures: a) Gift Matching Program Form (D060004065 REV (18 MAR 2003)



GIFT MATCHING PROGRAM

Higher Education • Kindergarten Through 12th Grade Schools • Cultural and Arts Organizations

The Boeing Gift Matching Program provides an opportunity for the company to join with employees in supporting the improvement of the quality of life in communities. Under this program, contributions by eligible individuals to educational institutions and cultural organizations will be matched by the company, subject to the provisions listed below:

Eligible Donors

- Employees (and their spouses) of the Boeing Company and its wholly-owned subsidiary companies.
- Directors on The Boeing Company Board of Directors and their spouses.
- Retired employees under The Boeing Company Employee Retirement Plan (does not include spouses).

Matching

- Gifts are matched dollar-for-dollar, except for gifts by retirees and Board of Director retirees, which are matched $ .50 to the dollar.
- The gift matching "program year" is December 1 through November 30.
- Minimum gift is $25. Matching is on whole dollars only.
- The maximum donation matched per employee, per year, is $6,000. The maximum match of $6,000 is based on total contributions per program year based on the date of gift (not date that the gift is processed.)
- The maximum amount paid to a single organization in gift matches, per year is $150,000.
- Gifts are matchable only if (or to the extent) they are tax-deductible to the donor the non-deductible portion will not be matched.
- Boeing reserves the right to decline to match any donation to an organization (a) that denigrates or advocates discrimination or violence toward any racial, ethnic or cultural group or (b) whose practices are, in the good faith determination of the company, otherwise inconsistent with company goals and policies.
- The donation must be a personal gift, paid (not merely pledge) by check, cash, credit card, or in securitites havin a quoted market value. Securities will be matched on the basis of the closing price on the date of the gift.

Administration

- The Company issues checks in June and in December of each year to match eligible gifts for which the forms were received in the preceding six months. Forms received after either deadline will be processed in the following period.
- The Boeing Company reserves the right to suspend, limit, change, revoke or terminate this program at any time.
- All determinations concerning program eligibility, criteria, or participation are solely within the discretion of The Boeing Company.
- Forms must be processed within 1 year of the date of the gift. After 1 year the gift is no longer eligible for matching.
- For more information, please use one of the following:
  Phone: toll-free 1-888-531-GIFT (4438)
  Email: boeing@easymatch.com

Procedure

- DONOR - Complete Part A only and mail entire form together with your contribution to the receiving organization (name in Part B on the front of this form).

INSTITUTION RECEIVING GIFT - Complete Part B and return form to:

The Boeing Company Gift Matching Program
P.O. Box 3723
Princeton, NJ 08543

First-Time Match If your institution has not previously received funds matched by The Boeing Company, please review eligibility guidelines and include the following documentation *only* with your *first* request for gift matching:

For Cultural and Arts Organizations, PTAs, School Foundations, and Education Fund Organizations:

- Copy of Internal Revenue Service (IRS) 501(c)(3) designation
- Published information about the organization (for example, brochures or mission statements)

For Kindergarten-12th Grade Schools and Higher Education institutions:

- Copy of appropriate accreditation certification or state certification.

Eligible Organizations

Higher Education Institutions

- Nonprofit private and public degree-granting graduate and professional schools, universities, four-year and two-year colleges in the United States and Canada which are listed in The Higher Education Directory colleges and universities published by the U.S. Office of Education.
- Tax-exempt educational funds (for example, the United Negro College Fund, Independent College Funds of America), whose sole purpose is raising money for their constituent member colleges that individually are eligible.

Kindergarten - 12th Grade Schools

- Public schools accredited or recognized by the appropriate governmental educational entity within the state.
- Private schools accredited or recognized by an appropriate academic accrediting organization.
- Parent Teacher Associations (PTAs) recognized by the Internal Revenue Service as tax exempt under section 501(c)(3) of the Internal Revenue Code.
- A tax-exempt school district foundation whose sole purpose is raising money for their constituent member schools that are individually eligible.

Cultural and Arts Organizations

Organizations must be open to, and operating for the benefit of, the general public and recognized by the Internal Revenue Service as tax exempt under Section 501(c)(3) of the Internal Revenue Code. Organizations eligible for gift matching are limited to the following areas:

- Performing arts companies in dance, drama, opera, and music
- Arts and cultural centers
- Science centers
- Public Libraries
- Museums
- Zoos, aquariums, and botanical gardens
- Land trusts and "Friends of the Park" organizations that support local, state or national parks or sanctuaries.
- Public radio and public television stations
- Historical societies

NOT Eligible for Boeing Gift Matching

- Athletic teams, booster clubs, or support orgnizations
- Bequests, memorials
- Religious or political organizations
- Fraternities, sororities, and alumni groups
- Health and human-service organizations
- Hospitals, medical research organizations
- Humane societies or organizations
- Fraternal, or veterans organizations
- Individuals
- Ministries, theological, or bible schools
- Pledges, tithes, tuition
- Professional associations, federated campaigns (including United Way)
- School choirs, bands, drill teams
- Scouting organizations
- Subscriptions, dues, insurance premiums, or student fees
- Travel, gifts-in-kind (real estate, personal property other than securities, or personal services)
- Membership or subscription portion of a donation (for example, you donate $100 to a zoo; however, in return you receive a family membership valued at $45. The matchable portion of your donation is $55.)
- Gifts made by or through Community Trusts or similar organizations, including Charitable Remainder Trusts, Donor Advised Funds, or Family Foundations.



GIFT MATCHING PROGRAM

For eligibility guidelines, procedures, and program administration, please see the reverse side of this form.

Part A: Donor

Complete Part A (only) and forward this form, along with your donation, to the Receiving Organization. All requested information *must* be provided. If a photocopied form is used, please copy both sides. *Please print legibly.*

Status (mark one): ☐ EMPLOYEE/SPOUSE ☐ SUBSIDIARY EMPLOYEE/SPOUSE ☐ BOARD DIRECTOR/SPOUSE ☐ RETIREE

Employee BEMS ID ☐☐☐☐☐☐☐ ☐ RETIRED BOARD DIRECTOR

☐-☐☐☐☐
IF RETIRED OR BEMS ID UNKNOWN
LAST 5 DIGITS OF SOCIAL SECURITY NUMBER

FIRST NAME MI LAST NAME (Employee, Director or Retiree) ____________ DONOR NAME IF DIFFERENT ____________

HOME ADDRESS ____________ CITY, STATE, ZIP ____________

( ) ____________ WORK PHONE ( ) ____________ HOME PHONE

NAME OF INSTITUTION RECEIVING GIFT ____________ PURPOSE ____________

DATE OF GIFT mo/day/year ____________

$ ☐☐☐☐☐.00 AMOUNT OF GIFT *(in whole dollars)*

$ ☐☐☐☐☐.00 AMOUNT TO BE MATCHED *(in whole dollars)*

$ ____________ TAX DEDUCTIBLE AMOUNT

Form of Gift: ☐ CASH/CHECK/CREDIT CARD ☐ SECURITIES ______ QUANTITY ____________ DESCRIPTION OF SECURITY ____________ MARKET VALUE

I hereby certify that the information I have provided on this form is complete and correct and that my gift fully complies with the program provisions on the reverse side of this form. I understand that only the tax-deductible portion of my donation is eligible for matching by The Boeing Company; and I certify that neither I nor any member of my family has or will receive any direct personal benefit in connection with the tax-deductible portion of my gift.

EMPLOYEE/RETIREE SIGNATURE ____________ DATE ____________

Part B: Receiving Organization

Complete Part B (only) and return to: The Boeing Gift Matching Program, P.O. Box 3723, Princeton, NJ 08543-7174

For information: Toll Free: 1-888-531-GIFT (4438) FAX: 609-799-8019 E-mail: boeing@easymatch.com

NAME OF ORGANIZATION *(Use only the name reflected on IRS Form 501(c)(3)* ____________ FEDERAL TAX ID NO. (EIN) ____________

MAILING ADDRESS ____________ CITY, STATE, ZIP ____________

( ) ____________ TELEPHONE ( ) ____________ FAX ____________ E-MAIL ADDRESS

WEBSITE ADDRESS ____________

DATE GIFT RECEIVED ____________

$ ☐☐☐☐☐.00 AMOUNT RECEIVED

$ ☐☐☐☐☐.00 TAX-DEDUCTIBLE PORTION

The Receiving Organization is a (mark one):

☐ HIGHER EDUCATION INSTITUTION ☐ CULTURAL OR ARTS ORGANIZATION ☐ K-12 SCHOOL (mark one) ☐ PUBLIC ☐ PRIVATE

I hereby certify that the gift described in Part A above has been received by an organization that is eligible for Boeing gift matching under the program provisions on the reverse side of this form and that the tax-deductible portion of the gift fully complies with such program provisions.

PRINTED NAME ____________ TITLE ____________

SIGNATURE ____________ DATE ____________

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2004

The proposal would direct Boeing's "Gift Matching Program" to include the Boys Scouts of America as an "Eligible Organization."

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations (i.e., contributions to a specific organization). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission on which Boeing relies.

Sincerely,



Sara D. Kalin
Attorney-Advisor